SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. One)*

American Bancorp of New Jersey, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02407E 10 4

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

|X| Rule 13d-1(b)

|_| Rule 13d-1(c)

|_| Rule 13d-1(d)

* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

              The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

Next Page

CUSIP No. 02407E 10 4        Schedule 13G

1.	Name of Reporting Person I.R.S. Identification Number of Above Person: American Bank of New Jersey Employee Stock Ownership Plan 57-1177334
2.	Check the appropriate box if a member of a group* (a) |X| (b) |_|
3.	SEC Use Only
4.	Citizenship or Place of Organization: Not Applicable
Number of Shares Beneficially Owned by Each Reporting Person with:
5.	Sole Voting Power:	1,051,638
6.	Shared Voting Power:	81,933
7.	Sole Dispositive Power:	1,133,571
8.	Shared Dispositive Power:	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,133,571
10.	Check Box If The Aggregate Amount in Row (9) Excludes Certain Shares* |_|
11.	Percent of Class Represented by Amount in Row 9: 8.0%
12.	Type of Reporting Person*: EP

* SEE INSTRUCTION
Page 2 of 6 pages

Next Page

Item 1	(a)	Name of Issuer: American Bancorp of New Jersey, Inc.
Item 1	(b)	Address of Issuer's Principal Executive Offices: 365 Broad Street Bloomfield, NJ 07003
Item 2	(a)	Name of Person Filing: American Bank of New Jersey Employee Stock Ownership Plan
Item 2	(b)	Address of Principal Business Office: Same as Item 1(b)
Item 2	(c)	Citizenship: Not Applicable
Item 2	(d)	Title of Class of Securities: Common Stock
Item 2	(e)	CUSIP Number: 02407E 10 4
Item 3	If this statement is filed pursuant to Section 240.13d-2(b) or (c), check whether the person filing is:
Item 3	(f)	X Employee Benefit Plan, in accordance with Rule 13d-1(b)(1)(ii)(F).
Item 3	(j)	X Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Items 3(a)(b)(c)(d)(e)(g)(h)(i) - not applicable.
Item 4	(a)	Amount Beneficially Owned: 1,133,571
Item 4	(b)	Percent of Class: 8.0%
Item 4	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote	1,051,638
		(ii)	shared power to vote or to direct the vote	81,933
		(iii)	sole power to dispose or to direct the disposition of	1,133,571
		(iv)	shared power to dispose or to direct the disposition of	0

Page 3 of 6 pages
Next Page

Item 5	Ownership of Five Percent or Less of Class: Not Applicable
Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable
Item 8	Identification and Classification of Members of the Group.

              This Schedule 13G amendment is being filed on behalf of the Employee Stock Ownership Plan ("ESOP") identified in Item 2(a) by the members of the committee which administers the ESOP (the "ESOP Committee") and the trustees of the ESOP (the "ESOP Trustees") under the Item 3(f) and 3(j) classifications. Exhibit A identifies these persons and contains a disclosure of the voting and dispositive powers over shares of the issuer's common stock held by these persons exclusive of shares held by the ESOP.

Item 9	Notice of Dissolution of Group. Not Applicable
Item 10	Certification.

              By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 6 pages

Next Page

SIGNATURE:

              After reasonable inquiry and to the best of my knowledge and belief, in my capacity as an ESOP Trustee and Member of the ESOP Committee, I certify that the information set forth in this statement is true, complete and correct.

/s/ W. George Parker W. George Parker ESOP Trustee and Member of ESOP Committee	Date: February 14, 2006
/s/ Joseph North Joseph North ESOP Trustee and Member of ESOP Committee	Date: February 14, 2006
/s/ Vincent S. Rospond Vincent S. Rospond ESOP Trustee and Member of ESOP Committee	Date: February 14, 2006
/s/ Robert A. Gaccione Robert A. Gaccione ESOP Trustee and Member of ESOP Committee	Date: February 14, 2006
/s/ Stanley Obal Stanley Obal ESOP Trustee and Member of ESOP Committee	Date: February 14, 2006
/s/ James H. Ward, III James H. Ward, III ESOP Trustee and Member of ESOP Committee	Date: February 14, 2006

Page 5 of 6 pages

Next Page

Exhibit A

Identification of Members of Group

              Shares of common stock of the issuer are held in trust for the benefit of participating employees by the ESOP Trustees. By the terms of the ESOP, the ESOP Trustees vote stock allocated to participant accounts as directed by participants. Shares held by the ESOP, but not yet allocated to participant accounts, and shares that have been allocated to participant accounts but as to which no voting instructions are given by the participants, are voted by the ESOP Trustees as directed by the ESOP Committee. The ESOP, through the ESOP Trustees and the ESOP Committee, has sole voting power over shares unallocated to participant accounts, shared voting power over shares allocated to participant accounts and sole dispositive power over all shares held by the ESOP.

              Members of the ESOP Committee/ ESOP Trustees and their beneficial ownership of shares of common stock of the issuer exclusive of shares which they may be deemed to beneficially own in their capacities as members of the ESOP Committee and as ESOP Trustees are as follows:

Name	Beneficial Ownership(1)
W. George Parker	219,436
Joseph North	25,542
Vincent S. Rospond	166,021
Robert A. Gaccione	70,205
Stanley Obal	47,450
James H. Ward, III	220,192

_____________________
(1)	As of December 31, 2005. Includes shares owned in conjunction with family members. For each individual, also includes 12,497 restricted shares awarded under the issuer's Restricted Stock Plan, with a vesting schedule of 20% annual increments which began January 20, 2006, and 6,943 shares underlying options to purchase the issuer's common stock awarded under the issuer's Stock Option Plan, which became exercisable on January 20, 2006. The ESOP Committee members and ESOP Trustees disclaim ownership of these shares in conjunction with the exercise of their fiduciary duties as members of the ESOP Committee and as ESOP Trustees. None of the ESOP Committee Members and ESOP Trustees participates in the ESOP.

Page 6 of 6 pages

End.